

AM 3-8-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05036825

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Delafield Hambrecht, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

701 Fifth Avenue, Suite 3800

(No. and Street)

Seattle	**Washington**	**98104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Andrew Lufkin   **(206) 254-4116**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        Spicer Jeffries LLP

                         (Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**Colorado**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Andrew Lufkin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Delafield Hambrecht, Inc._____ , as of _____**December 31**__, 20__04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELAFIELD HAMBRECHT, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

DELAFIELD HAMBRECHT, INC.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Delafield Hambrecht, Inc.

We have audited the accompanying statement of financial condition of Delafield Hambrecht, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delafield Hambrecht, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 28, 2005

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI),
A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

DELAFIELD HAMBRECHT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	2,867,292
Deposit with clearing organization		101,015
Receivable from broker-dealers and clearing organization		140,224
Securities owned, at estimated fair value (Note 2)		50,000
Other receivables		359,690
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $818,163 (Note 3)		462,059
Investments in limited partnerships (Note 4)		303,508
Other assets		99,877
Total assets	**$**	**4,383,665**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	15,091
Accrued liabilities		441,418
Obligation under capital lease (Note 6)		52,572
Other liabilities		36,790
Total liabilities		**545,871**

COMMITMENTS AND CONTINGENCIES (Notes 6 and 11)

SHAREHOLDERS' EQUITY (Notes 5 and 10):

Preferred stock, $0.001 par value; 5,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000
Common stock, $0.001 par value; 19,000,000 shares authorized:	
2,500,000 Series A shares issued and outstanding	2,500
5,343,250 Series B shares issued and outstanding	5,343
33,269 Series C shares issued and outstanding	33
Additional paid-in capital	6,315,120
Deferred compensation	(107,913)
Deficit	(2,382,289)
Total shareholders' equity	**3,837,794**
Total liabilities and shareholders' equity	**$ 4,383,665**

The accompanying notes are an integral part of this statement.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:

Investment banking	$	2,186,022
Commissions		762,091
Investments in limited partnerships		177,778
Trading profit, net		127,148
Other income		38,958
Total revenue		3,291,997

EXPENSES:

Commissions, salaries, and benefits	2,109,799
Clearance and floor brokerage charges	138,548
Occupancy	212,433
Dues and subscriptions	201,517
General and administrative	40,880
Communications and data processing	35,239
Professional fees	57,763
Regulatory costs	46,773
Depreciation and amortization	297,744
Bad debt expense	77,940
Travel and entertainment	62,833
Insurance	53,329
Stock option compensation	57,538
Taxes	60,043
Total expenses	3,452,379

NET LOSS $ **(160,382)**

DELAFIELD HAMBRECHT, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Preferred Stock		Common Stock A		Common Stock B		Common Stock C		Additional Paid-In Capital	Deferred Compensation	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
BALANCES, December 31, 2003	4,740,676	$ 4,741	2,500,000	$ 2,500	5,343,250	$ 5,343	30,000	$ 30	$ 6,111,730	$ (165,451)	$ (2,221,907)
Issuance of preferred stock	259,324	259	-	-	-	-	-	-	202,576	-	-
Issuance of common stock - Series C	-	-	-	-	-	-	3,269	3	814	-	-
Stock option compensation	-	-	-	-	-	-	-	-	-	57,538	-
Net income	-	-	-	-	-	-	-	-	-	-	(160,382)
BALANCES, December 31, 2004	5,000,000	$ 5,000	2,500,000	$ 2,500	5,343,250	$ 5,343	33,269	$ 33	$ 6,315,120	$ (107,913)	$ (2,382,289)

The accompanying notes are an integral part of this statement.

7

DELAFIELD HAMBRECHT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (160,382)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	297,744
Bad debt expense	77,940
Stock option compensation	57,538
Decrease in receivable from broker-dealers and clearing organization	34,574
Decrease in securities owned	14,196
Increase in other receivables	(310,934)
Decrease in other assets	91,885
Decrease in accounts payable	(13,545)
Increase in accrued liabilities	314,143
Decrease in securities sold, not yet purchased	(1,491)
Increase in other liabilities	20,860
Net cash provided by operating activities	422,528

CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in limited partnerships	(146,501)
Purchases of fixed assets	(68,655)
Net cash used in investing activities	(215,156)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of preferred stock	202,835
Proceeds from issuance of common stock - Series C	817
Proceeds from capital leases	52,572
Net cash provided by financing activities	256,224

NET INCREASE IN CASH AND CASH EQUIVALENTS	463,596
CASH AND CASH EQUIVALENTS, at beginning of year	2,403,696
CASH AND CASH EQUIVALENTS, at end of year	$ 2,867,292

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 2,675

The accompanying notes are an integral part of this statement.

NOTE 1 - *BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and Business

Delafield Hambrecht, Inc. (the "Company") is a Delaware Corporation formed on December 20, 2001, doing business in Washington as a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. In 2003, the Company formed DH Partners, LLC ("DHP") as its wholly owned subsidiary. The only duties and obligations of DHP are to manage the affairs of its investment partnerships, Delafield Hambrecht Partners Fund L.P., Delafield Hambrecht Micro-Cap Value Fund, LP, and Delafield Hambrecht Micro-Cap Quant Fund, LP.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Basis of Accounting

The accounts of the Company are maintained on an accrual basis. Revenues and investment income are recognized as they are earned. All Intercompany transactions have been eliminated.

Revenue Recognition and Securities Transactions

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 1 -   *BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES* (continued)

Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash and cash equivalents, receivables, other assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased, are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company has a stock-based employee compensation plan, which is described more fully in note 8. The Company has elected to follow FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and related interpretations in accounting for its employee stock options.

NOTE 2 -   SECURITIES OWNED

Included in investments are certain securities that are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2004, these securities consisted of corporate preferred stock at an estimated fair value of approximately $50,000.

NOTE 3 -   FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consists of the following as of December 31, 2004:

Software and equipment	$ 401,100
Furniture and fixtures	162,784
Leasehold improvements	716,338
	1,280,222
Less: accumulated depreciation and amortization	(818,163)
	$ 462,059

NOTE 4 -   RELATED PARTIES

Prior to the Company's incorporation and licensing as a broker-dealer, the Company's president and certain employees operated the Seattle office of WR Hambrecht+Company (Hambrecht).   In consideration for Series B Common Stock, the Company received equipment and leasehold improvements and a license agreement in favor of the Company for the use of the Hambrecht name, as described in the agreement. Because Hambrecht and the Company were under common control, the equipment and leasehold improvements were recorded at Hambrecht's carrying cost (predecessor cost).

In 2003, DH Partners, LLC (DHP) formed a limited partnership, Delafield Hambrecht Partners Fund L.P., and in 2004 DHP formed two other limited partnerships, Delafield Hambrecht Micro-Cap Value Fund, LP and Delafield Hambrecht Micro-Cap Quant Fund, LP (collectively the "Partnerships"). DHP is the general partner for these Partnerships. The general partner is specifically allocated 20% of the net profits of the Partnerships. For managing the Partnerships, the Company receives a management fee, calculated and payable in advance of the first day of each calendar month of one percent of net assets per annum. At December 31, 2004, the fair value of the Company's investments are $7258,195, $38,285, and $7,028 as an asset related Delafield Hambrecht Partners Fund L.P., Delafield Hambrecht Micro-Cap Value Fund, LP, and Delafield Hambrecht Micro-Cap Quant Fund, LP, respectively. In addition, a total of $177,778 of revenues was earned for management fees of the Partnerships.

NOTE 5 -   STOCKHOLDERS' EQUITY

The Company is authorized to issue two classes of stock to be designated as common stock and preferred stock. The total number of shares that the Company is authorized to issue is 24,000,000 shares, each with $0.001 par value, of which 19,000,000 shares shall be common stock and 5,000,000 shares shall be preferred stock.

Convertible Preferred Stock

The series of preferred stock has been designated Series A Convertible Preferred Stock (Series A shares) and consists of 5,000,000 shares. At December 31, 2004, 5,000,000 Series A shares are issued and outstanding.

Series A shares can be converted, at the option of the holder, into such number of fully paid and nonassessable shares of Series B Common as is determined by dividing $1.00 by the then effective conversion price. The initial conversion price is $1.00. In addition, holders of Series A shares are entitled to receive non-cumulative dividends, out of any assets legally available, at the annual rate of $0.08 per share when, as and if declared by the Board of Directors. Holders of the Series A shares have preference on dividends relative to holders of common stock. The holders of Series A shares have the right to one vote per share. Series A shares are not redeemable.

Series A shares have preferential liquidation rights over the common stock. In the event of liquidation, Series A shareholders shall be entitled to be paid out of the assets of the Company an amount equal to the sum of $1.00 per share and all declared and unpaid dividends on such shares, if any (Series A Preferential Amount). If the assets and funds distributed among the holders of the Series A shares are insufficient to permit the payment of the Series A Preferential Amount, then the remaining assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A shares in proportion to the preferential amount each such holder is otherwise entitled to receive. During 2004, the Company issued 259,324 shares of preferred stock for consideration of $202,835.

Common Stock

The Company has three series of common stock designated as Series A, Series B, and Series C, consisting of 2,500,000, 5,343,250, and 33,269 shares issued and outstanding as of December 31, 2004, respectively.

Subject to prior rights of preferred stock shareholders, holders of Series A Common shares are entitled to receive dividends, on a pro rata basis when, as and if declared by the Board of Directors. In the event of liquidation, after payment of preferential amounts, all remaining assets will be distributed ratably among holders of Series A, B, and C Common shares. Holders of each share of Series A Common shall have the right to two votes per share, and the holders of each share of Series B Common will have the right to one vote per share. Except as otherwise provided by law, the Company's consent shall not be required for taking any corporate action. For the year ended December 31, 2004, the Company issued 3,269 shares of common stock – Series C at $0.25 per share.

NOTE 5 - STOCKHOLDERS' EQUITY (continued)

Salary Deferral Program

For the period of May 2003 through December 2003, the Company offered a salary deferral program to its employees whereby each employee could elect to forfeit or defer a portion of their salary in exchange for common stock. For each dollar deferred, the Company granted two shares of Series B or C Common Stock. For each dollar forfeited, the Company granted four shares of Series B or C Common Stock. In 2003, the Company issued 71,000 and 176,000 shares of Series B Common Stock for deferred and forfeited salary, respectively. As of December 31, 2004, the Company had a deferred salary obligation of $11,500.

NOTE 6 - LEASE COMMITMENTS

Capital Lease

The Company has a capital lease covering two copiers for five years expiring December 2008. Aggregate annual payments on capital lease obligations as of December 31, 2004, are as follows:

2005	$	15,818
2006		15,818
2007		15,818
2008		15,818
	$	63,272
Less: amount representing interest	$	(10,700)
Present value of the minimum lease payments	$	52,572

The amount of equipment under capital leases at December 31, 2004, was $65,715. This equipment had related accumulated depreciation of $13,143 for a net book value of $52,032 at December 31, 2004.

Operating Lease

The Company leases office space under the terms of a non-cancelable operating lease. The future minimum payments, by year and in aggregate, required for this lease with initial or remaining terms of one year or more consist of the following:

2005	$	218,341
2006		203,283
2007		208,930
2008		214,577
2009		220,223
2010		225,870
	$	1,291,224

Rent expense for the year ended December 31, 2004 amounted to approximately $209,626.

NOTE 7 - INCOME TAXES

The Company has approximately $2,192,000 of net operating losses expiring through 2024, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carry forward	$ 800,000
Valuation allowance for deferred tax assets	(800,000)
	$ -

The valuation allowance increased $54,000 for the year ending December 31, 2004.

NOTE 8 - STOCK OPTION PLAN

The Company's 2002 California Stock Incentive Plan, amended in 2003, authorized the grant of options to employees and consultants for up to 750,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified or nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator. As of December 31, 2004, no options had been granted under the 2002 California Stock Incentive Plan.

The Company's 2002 Stock Incentive Plan, amended in 2003, authorized the grant of options to employees and consultants for up to 3,750,000 shares of the Company's Series C common stock. All options granted have ten-year terms and generally vest and become exercisable ratably over four years of continued employment or service as defined in each option agreement. Options granted under this plan may be designated as qualified of nonqualified at the discretion of the Plan Administrator. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator.

NOTE 8 -   STOCK OPTION PLAN (continued)

The Company has elected to follow FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and related interpretations in accounting for its employee stock options. Under SFAS 123, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; no dividend yield; zero volatility; weighted-average fair value of options of $0.25; and an expected life of the option of ten years. The unvested portion of $107,913 has been recorded as deferred compensation at December 31, 2004. The Company recorded stock option compensation for the vested options of $57,538 for the year ended December 31, 2004. The Company did not grant options to employees or consultants in 2004.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2004:

	Options	Weighted-average exercise price
Outstanding, December 31, 2003	2,625,000	$ 0.25
Granted	-	-
Exercised	(3,269)	0.25
Forfeited	(866,731)	0.25
Outstanding, December 31, 2004	1,755,000	$ 0.25

The following table summarizes information about options outstanding at December 31, 2004:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 0.25	1,755,000	8.02	938,526	$ 0.25

NOTE 9 -   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan. Under the plan, employees may elect to defer up to 25% of their salary, subject to limitations under the Internal Revenue Code. The Company does not make matching contributions.

NOTE 10 - *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $2,509,341 and $196,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.22 to 1 36,790 . According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 11 - *CONTINGENCIES*

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' and counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss for the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

SUPPLEMENTARY INFORMATION

DELAFIELD HAMBRECHT, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2004

CREDIT:

Shareholders' equity	$	3,837,794

DEBITS:

Nonallowable assets

Securities owned	50,000
Other receivables	359,690
Furniture, equipment, and leasehold improvements	462,059
Investments in limited partnerships	303,508
Other assets	99,877
Total debits	1,275,134
Net capital before haircuts on securities positions	2,562,660
Haircuts on securities positions	53,319

NET CAPITAL 2,509,341

Minimum requirements of 6-2/3% of aggregate indebtedness of $545,871 or $196,000, whichever is greater		196,000
Excess net capital	$	**2,313,341**

AGGREGATE INDEBTEDNESS:

Accounts payable	$	15,091
Accrued liabilities		441,418
Obligation under capital lease		52,572
Other liabilities		36,790

TOTAL AGGREGATE INDEBTEDNESS	$	**545,871**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.22 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as amended by the Company with the unaudited Form X-17A-5 as of December 31, 2004.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Delafield Hambrecht, Inc.

In planning and performing our audit of the financial statements and supplementary information of Delafield Hambrecht, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Delafield Hambrecht, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Delafield Hambrecht, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that Delafield Hambrecht, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 28, 2005

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